UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549




SCHEDULE 13G


Under the Securities Exchange Act of 1934



Bell Microproducts Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

078137-10-6
(CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages (s))

SCHEDULE 13G
CUSIP No. 078137-10-6

1.  Name of Reporting Person
     S.S. or I.R.S Identification No. of Above Person

	Academy Capital Management			74-2411461

2.  Check the Appropriate Box if a Member of a Group*
									(a)_______________________
									(b)_______________________

3.  SEC Use Only

4.  Citizenship or Place of Organization

	Texas

5.  Sole Voting Power

	545,070

6.  Shared Voting Power

	-0-

7.  Sole Dispositive Power

	545,070

8.  Shared Dispositive Power

	-0-

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

	545,070

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.  Percent of Class Represented by Amount in Row 9

	6.32%

Type of Reporting Person

	IA

Item 1. (a) Name of Issuer:

	Bell Microproducts, Inc.

Item 1. (b) Address of Issuer's Principal Executive Offices:

	1941 Ringwood Avenue
	San Jose, CA  95131-1721

Item 2. (a) Name of Persons Filing:

	Academy Capital Management

Item 2. (b) Address of Principal Business Office or, if none, Residence:

	500 North Valley Mills Drive, Suite 208
	Waco, Texas  76710

Item 2. (c) Citizenship

	Academy Capital Management is a Texas corporation

Item 2. (d) Title of Class of Securities:

	Common Stock

Item 2. (e) CUSIP Number:

	078137-10-6

Item 3.  If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b),
 	check whether the person filing is a:
	(a)  [   ]   Broker or Dealer registered under Sec. 15 of the Act
	(b)  [   ]   Bank as defined in Sec. 3 (a) (6) of the Act
	(c)  [   ]   Insurance Company as defined in Sec. 3 (a) (19) of the Act
	(d)  [   ]   Investment Company registered under Sec. 8 of the	Investment
                 Company Act
	(e)  [ x ]   Investment Advisor registered under Sec. 203 of the	Investment
                 Advisers Act of 1940
	(f)  [   ]   Employee Benefit Plan, Pension Fund which is subject to the
                	provisions of the Employee retirement Income Security Act
                 of 1974 or Endowment Fund; see Sec. 240.13d-1 (b) (ii) (F)
	(g)  [   ]   Parent Holding Company, in accordance with Sec 240.13d-1
            					(b) (ii) (G)  (Note:  See Item 7)
	(h)  [   ]   Group, in accordance with Sec. 240.13-1 (b) (1) (ii) (H)

Item 4.  Ownership  (as of December 31, 1997)

	(a)   Amount Beneficially Owned:  See Item 9 of cover pages
	(b)   Percent of Class:  See Item 11 of cover pages
	(c)   Number of shares as to which such person has:
		(I)     sole power to vote or to direct the vote
		(ii)    shared power to vote or to direct the vote
		(iii)   sole power to dispose or to direct the disposition of
		(iv) shared power to dispose or to direct the disposition of See items 5-8 of cover pages

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following  [   ].
Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

	Not Applicable

Item 8.  Identification and Classification of Members of the Group

	Not Applicable

Item 9.  Notice of Dissolution of Group

	Not Applicable

Item 10.  Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of
	business and were not acquired for the purpose of and do not have the effect
	of changing or 	influencing the control of the issuer of such securities and
	were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	Date:  February 6, 1998

				ACADEMY CAPITAL MANAGEMENT

				By:  / s / Joel Adam
				Name:  Joel  Adam
				Title:  President